Exhibit 99.4

ASML Marks Technology and Market Leadership with Shipment of 500th TWINSCAN System

VELDHOVEN, the Netherlands, July 11, 2006 – ASML Holding NV (ASML) today announced that it is preparing to ship its 500th TWINSCAN™ lithography system. This milestone demonstrates the acceptance of the TWINSCAN platform as the semiconductor industry’s standard for 300-millimeter (mm) lithography, which has helped ASML sustain the leading market share position for the past several years.

Until the introduction of the TWINSCAN platform in 2000, critical wafer measurements proved a bottleneck to wafer throughput in the litho cell. The TWINSCAN system’s innovative dual-stage separates the process of wafer exposure from metrology and performs both processes in parallel, while improving throughput by more than 50 percent.

“Some 1 million wafers per day are processed by the current installed base of TWINSCAN systems, comprising i-line, 248-nanometer (nm), 193-nm dry and immersion systems,” said Bert Koek, Vice President and Business Unit Manager, ASML. “The TWINSCAN platform with its dual-stage advantage is not only reliable but it also provides the productivity increases necessary to support cost-effective, high-volume manufacturing. ASML also uses the same platform for 193-nm immersion development and production, thanks to high modularity and flexibility. We are now preparing our TWINSCAN platform for the 32-nm node.”

Since its introduction in 2000, TWINSCAN products have continued to be the platform of choice among customers globally. Sixty-eight percent of TWINSCAN systems have shipped to Asia, 25 percent to the United States and seven percent to Europe. Two Asian chipmakers have the largest number of TWINSCAN systems among ASML customers. ASML has also shipped more than 10 TWINSCAN systems to several customers in Japan.

“Dual-stage technology is an advancement that also improved imaging and overlay because more measurements can be done without impacting the increased productivity. It became a stepping stone for accelerating immersion development and progress,” said Jan Smits, Senior Vice President and Business Unit Manager, ASML. “Performing measurements dry while exposing wet has allowed our TWINSCAN platform to leapfrog any new metrology recipes needed for wet environments, a problem that single-stage immersion systems have not yet overcome.”

The milestone 500th TWINSCAN system will be shipped this quarter to Asia.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML

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Senior Director Corporate Communications

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Director European Investor Relations

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